Exhibit 99.2

Press Release

Foundation S: Sanofi’s new philanthropic spearhead

Paris, May 4, 2022. Sanofi today launches Foundation S – The Sanofi Collective, its philanthropic endowment fund aiming to create healthier futures for generations. Using donations, partnerships and collective action, Foundation S will focus on three critical areas: pediatric cancer, the health of communities most vulnerable to the effects of climate change and pollution, and access to lifesaving medicines and vaccines.

Serge Weinberg

Chairman of the Board of Directors, Sanofi and President, Foundation S

“As a global healthcare company, we must take part in tackling some of the challenges our society faces. We are proud of what the Sanofi Espoir Foundation has achieved this past decade and the legacy it leaves. The world changes at an incredible pace and numerous new systemic challenges emerge. Now is the right time to go one step further and Foundation S is the right structure, more focused, more agile, to better help vulnerable populations across the world. ”

Foundation S will incorporate as its cornerstone initiative the former Sanofi Espoir Foundation’s ‘My Child Matters’ program in pediatric cancer. Launched in 2005 to give every child an equal chance of survival, ‘My Child Matters’ provides financial support and expertise so that all children can access diagnosis and treatment. The program has helped more than 120,000 children, trained over 50,000 healthcare professionals and been credited with increasing survival outcomes. Additionally, Foundation S will fund awareness and research for pediatric cancer in various countries. Together, these initiatives support the World Health Organization (WHO) objective of achieving at least 60% survival for all children with cancer by 2030, saving an additional 1 million lives over the next decade.

Fighting for healthier futures requires addressing today’s challenges and anticipating growing crises. To that end, Foundation S will work to increase the health resilience of vulnerable populations most impacted by climate change and pollution. Foundation S will begin by collaborating with the international NGO Friendship, Bangladesh-based, focused on that nation’s hard-to-reach, climate-vulnerable islands of Gaibandha. There, Foundation S will help train healthcare workers, and fund satellite clinics and a floating hospital in a region outside mainstream healthcare services.

To better help vulnerable populations, Foundation S will leverage Sanofi’s longstanding emergency aid expertise and improve the connection between humanitarian and development financing. As in Ukraine, where the company has coordinated and accelerated donations of essential medicines and vaccines for patients and refugees, Foundation S will renew Sanofi’s emergency aid donations program and expand proactive support notably for displaced populations.

Paul Hudson

Chief Executive Officer, Sanofi and Board Member, Foundation S

“The launch of Foundation S is a new cornerstone of Sanofi’s commitment to society and a pivotal moment for the life of our company and our people. With Foundation S, we aim to weigh in and act on targeted areas where we know we can make a real difference for populations exposed to health difficulties.”

Foundation S will operate as a “think & do tank.” The ‘think-tank’ guides the development and implementation of Foundation S’s focus areas, convenes thought-provoking discussions on how to best address health challenges. The ‘do-tank’ is the operational arm that supports program implementation and monitors their impact on public health. Sanofi employees will be key to the success of the Foundation S and be empowered to support its programs and partners through volunteering and preceptorships: a period of practical experience to be gained.

1/2

Vanina Laurent-Ledru to head Foundation S – The Sanofi Collective

Vanina Laurent-Ledru will lead Foundation S. She was previously Head of Global Public Affairs for Sanofi Specialty Care. Before joining Sanofi, Laurent-Ledru worked on public health matters at the global vaccine alliance Gavi, and at other health companies.

Vanina Laurent-Ledru

Head of Foundation S

“We cannot change the world on our own – intelligence of the heart can only be collective. The launch of Foundation S is the culmination of joint ideas and forces. Collaborating with diverse and multicultural partners and our people, the Sanofi Collective combines our energy and expertise to deepen our impact for communities in need.”

This endowment fund allows Foundation S to open the opportunity for co-sponsorship of public initiatives and broader partnerships. Through its direct product donation programs and humanitarian efforts, and by working with partners and organizations around the world, Foundation S further strengthens Sanofi’s longstanding commitment to society.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

2/2